Exhibit 99.1

Spotify Announces Proposed Exchangeable Senior Notes Offering

New York, New York—(BUSINESS WIRE)—February 24, 2021—Spotify Technology S.A. (“Spotify”) (NYSE: SPOT) today announced that its indirect subsidiary, Spotify USA Inc. (“Spotify USA”), intends to offer, subject to market and other conditions, $1,300,000,000 aggregate principal amount of exchangeable senior notes due 2026 (the “notes”) in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The notes will be fully and unconditionally guaranteed, on a senior, unsecured basis, by Spotify. Spotify USA also expects to grant the initial purchasers of the notes an option to purchase, for settlement within a period of 13 days from, and including, the date the notes are first issued, up to an additional $200,000,000 principal amount of notes.

The notes will be senior, unsecured obligations of Spotify USA, will accrue interest, if any, payable semi-annually in arrears and will mature on March 15, 2026, unless earlier repurchased, redeemed or exchanged. Noteholders will have the right to exchange their notes in certain circumstances and during specified periods. Spotify USA will settle exchanges by paying or delivering, as applicable, cash, ordinary shares of Spotify or a combination of cash and ordinary shares of Spotify, at Spotify USA’s election. The notes will not be redeemable prior to March 20, 2024, except in the event of certain tax law changes. The notes will be redeemable, in whole or in part (subject to certain limitations), for cash at Spotify USA’s option at any time, and from time to time, on or after March 20, 2024 and on or before the 40th scheduled trading day immediately before the maturity date, but only if the last reported sale price per ordinary share of Spotify exceeds 130% of the exchange price for a specified period of time. In addition, the notes will be redeemable, in whole and not in part, at Spotify USA’s option at any time in connection with certain changes in tax law. The redemption price will be equal to the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. The interest rate, initial exchange rate and other terms of the notes will be determined at the pricing of the offering.

Spotify USA intends to use the net proceeds from the offering for general corporate purposes.

The offer and sale of the notes, the guarantee and any ordinary shares issuable upon exchange of the notes have not been, and will not be, registered under the Securities Act or any other securities laws, and the notes and any such ordinary shares cannot be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any other applicable securities laws. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, the notes or any ordinary shares issuable upon exchange of the notes, nor will there be any sale of the notes or any such ordinary shares, in any state or other jurisdiction in which such offer, sale or solicitation would be unlawful.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the anticipated terms of the notes being offered, the completion, timing and size of the proposed offering, and the intended use of the proceeds. Forward-looking statements represent the current expectations of Spotify and Spotify USA regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. Among those risks and uncertainties are market conditions, including market interest rates, the trading price and volatility of Spotify’s ordinary shares and risks relating to the respective businesses of Spotify and Spotify USA, including those described in periodic reports that Spotify files from time to time with the SEC. Spotify USA may not consummate the proposed offering described in this press release and, if the proposed offering is consummated, cannot provide any assurances regarding the final terms of the offering or the notes or its ability to effectively apply the net proceeds as described above. The forward-looking statements included in this press release speak only as of the date of this press release, and neither Spotify nor Spotify USA undertakes to update the statements included in this press release for subsequent developments, except as may be required by law.

Contact Information

Investor Relations

Bryan Goldberg

ir@spotify.com

Public Relations

Dustee Jenkins

press@spotify.com